EXCLUSIVE EQUITY TRANSFER OPTION AGREEMENT

REGARDING

SHANGHAI EWORLDCHINA INFORMATION TECHNOLOGIES CO., LTD.

AMONG

LI ZHI GANG

LI HUI

SHANGHAI EWORLDCHINA INFORMATION TECHNOLOGIES CO., LTD.

AND

WFOE[意界信息技术（上海）有限公司]

DATED May 11, 2007

Exclusive Equity Transfer Option Agreement

This **Exclusive Equity Transfer Option Agreement** (the "**Agreement**") is entered into in Shanghai, the People's Republic of China (the "**PRC**") as of May 11, 2007 by and among the following parties:

(1) **LI ZHI GANG (李 志 钢)**, a PRC citizen (identity card number: 420984197001270018);

(2) **LI HUI(李辉)**, a PRC citizen (identity card number: 310108198101161539);

(Li Zhi Gang(李志刚) and Li Hui (李辉) are hereinafter referred to individually as an "**Existing Shareholder**" or collectively as the "**Existing Shareholders**");

(3) **Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司)** (the "**Target Company**")
    Contact Address: 1088 South Pudong Road, Suite 1202, Shanghai；

(4) **意界信息技术（上海）有限公司**(the "**WFOE**")
    Contact Address: 1088 South Pudong Road, Suite 1603, Shanghai.

(In this Agreement, each Party shall be referred to individually as a "**Party**" or collectively as the "**Parties**".)

Whereas,

(1) The Existing Shareholders are the registered shareholders of the Target Company, and lawfully own 100% equity interests in the Target Company. Their respective capital contributions to and shareholding in the Target Company Registered Capital (as defined below) as of the date hereof are set forth in Appendix I attached hereto.

(2) Subject to applicable PRC Laws, the Existing Shareholders intend to transfer to the WFOE and/or any other entity or individual designated thereby all the equity interests in the Target Company owned by them respectively, and the WFOE intends to accept such transfer.

(3) In order to consummate the aforesaid equity transfer, the Existing Shareholders agree to collectively grant the WFOE an irrevocable option for equity transfer on an exclusive basis (the **"Transfer Option"**), under which the Existing Shareholders shall, as required by the WFOE and to the extent as permitted by the PRC Laws, transfer the Option Equity (as defined below) to the WFOE and/or any other entity or individual designated thereby in accordance with this Agreement.

(4) The Target Company consents that the Existing Shareholders grant the WFOE the Transfer Option in accordance with this Agreement.

Now, therefore, upon mutual agreement through negotiations, the Parties hereby agree as follows:

Article 1   Definition

1.1 Unless otherwise required by the context, the following terms used herein shall have the following meanings:

"Agent"	has the meaning provided in Article 3.7.
"Business Permits"	means any approval, permit, filing, registration, among other things, necessary for the lawful and effective operation by the Target Company of internet information service business, internet game products and service business and all other businesses, including without limitation to the Business License of the Enterprise Legal Person, the Tax Registration Certificate, the Value–added Telecommunication and Information Service Business Permit for its internet information service business, the Internet Culture Operation Permit for its internet game products and service business and other relevant licenses and permits as required by the then PRC Laws;
"Confidential Information"	has the meaning provided in Article 8.1.
"Defaulting Party"	has the meaning provided in Article 11.1.
"Default"	has the meaning provided in Article 11.1.
"Exercise Notice"	has the meaning provided in Article 3.5.
"Target Company Registered Capital"	means the registered capital of the Target Company as of the date hereof, i.e. RMB 1,000,000 and includes any increased registered capital as a result of capital increase within the term of this Agreement.
"Target Company Assets"	means all the tangible and intangible assets which the Target Company owns or is entitled to use

within the term of this Agreement, including but not limited to any fixed and moveable assets, and intellectual property rights including trademarks, copyrights, patents, know-how, domain names, and software use rights.

"Material Agreement"	means any agreement to which the Target Company is a party and which has material impact on the businesses or the assets of the Target Company, including without limitation to the Exclusive Technical Service and Consultancy Agreement and Exclusive Commercial Consultancy Service Agreement entered into by and between the Target Company and the WFOE.
"Non-defaulting Party"	has the meaning provided in Article 11.1.
"Option Equity"	means, in respect of each Existing Shareholder, the respective equity interest owned by him or her in the Target Company Registered Capital, and in respect of all the Existing Shareholders, the equity interest representing 100% of the Target Company Registered Capital.
"PRC Laws"	means the then effective laws, administrative regulations, administrative rules, local regulations, judicial interpretations and other binding regulatory documents of the PRC.
"Power of Attorney"	has the meaning provided in Article 3.7.
"Rights"	has the meaning provided in Article 12.5
"Upper Shareholding Limit"	has the meaning provided in Article 3.2.
"Transferred Equity"	means, when the WFOE exercises its Transfer Option (the **"Exercise"**), the equity of the Target Company which shall be transferred to the WFOE or its designated entity or individual from one or both of the Existing Shareholders, as required by the WFOE, in accordance with Article 3.2 hereof, the amount of which may be all or part of the Option Equity and shall be determined by the WFOE at its own discretion in accordance with

	the then valid PRC Laws and its commercial needs.
"Transfer Price"	means all the considerations which the WFOE or its designated entity or individual is obliged to pay to the Existing Shareholders for the Transferred Equity in each Exercise in accordance with Article 4 hereof.

1.2 Any PRC Laws referred to herein shall be deemed to (1) include the amendments, changes, supplements and reenactments thereto, irrespective of whether they take effect before or after the execution of this Agreement; and (2) include the references to other decisions, notices or regulations enacted in accordance therewith or effective as a result thereof.

1.3 Unless otherwise specified herein, all references to an article, clause, item or paragraph herein shall refer to the relevant part hereof.

Article 2   Grant of Transfer Option

2.1 The Existing Shareholders hereby severally and jointly agree to grant the WFOE an irrevocable and unconditional Transfer Option on an exclusive basis, under which the WFOE shall, to the extent as permitted by the PRC Laws, be entitled to require the Existing Shareholders to transfer the Option Equity to the WFOE or its designated entity or individual in such methods as set out herein. The WFOE also agrees to accept such Transfer Option.

2.2 The Target Company hereby consents that the Existing Shareholders grant such Transfer Option to the WFOE according to Article 2.1 above and other provisions hereunder.

Article 3   Method for Exercise of Option

3.1 To the extent as permitted by the PRC Laws, the WFOE shall have the sole discretion in deciding the schedule, method and number of times for its Exercise.

3.2 Provided that the then PRC Laws permit the WFOE and/or its designated entity or individual to hold the entire equity interest in the Target Company, the WFOE shall be entitled to elect to exercise all of its Transfer Option in a lump sum to have the WFOE and/or other entity or individual designated thereby to acquire all the Option Equity from the Existing Shareholders in a lump sum; if the then PRC Laws only permit the WFOE and/or other entity or individual designated thereby to hold part of the equity interest in the Target Company, the WFOE shall be entitled to decide the amount of the Transferred Equity within the upper limit of shareholding percentage stipulated by the then PRC Laws (the "**Upper Shareholding Limit**"), and have the WFOE and/or other entity or individual designated thereby acquire such amount of Transferred Equity from the Existing Shareholders. In the latter circumstance, the WFOE shall be entitled to exercise its Transfer Option in installments alongside the gradual deregulation on the Upper Shareholding Limit under the PRC Laws until its acquisition of all the Option Equity.

3.3 Upon each Exercise, the WFOE shall have the right, at its own discretion, to decide the amount of the Transferred Equity to be transferred by each Existing Shareholder to the WFOE and/or other entity or individual designated thereby in such Exercise, and each Existing Shareholder shall respectively transfer such amount as required by the WFOE to the WFOE and/or other entity or individual designated thereby. The WFOE and/or other entity or individual designated thereby shall pay the Transfer Price to the Existing Shareholders for the Transferred Equity acquired in each Exercise. Subject to the PRC Laws, the WFOE may elect to set off the payable Transfer Price against the relevant debt owed by the Existing Shareholders to the WFOE or its associated parties (if any).

3.4 To the extent not contradicting the PRC Laws, upon each Exercise, the WFOE may acquire the Transferred Equity by itself or designate any third party to acquire all or part of the Transferred Equity.

3.5 Upon its decision of each Exercise, the WFOE shall issue to each Existing Shareholder a notice on the exercise of the Transfer Option (the "**Exercise Notice**", the form of which is set out in Appendix II hereto). The Existing Shareholders shall, upon receipt of the Exercise Notice, promptly transfer all the Transferred Equity in a lump sum to the WFOE and/or other entity or individual designated by the WFOE in accordance with the Exercise Notice and in such method provided in Article 3.3.

3.6 The Existing Shareholders hereby, severally and jointly, covenant and warrant that upon issuance of the Exercise Notice by the WFOE:

(1) they shall immediately convene or propose to convene a shareholders' meeting, pass a resolution thereof, and take all other necessary actions to approve the transfer of all the Transfer Equity to the WFOE and/or its designated entity or individual at the Transfer Price, waive the right of first refusal they may have and ensure that the convening procedure, voting mechanism and subject matter of the relevant shareholders' meeting and board meeting are in compliance with the laws, regulations

or the articles of association of the Target Company.

    (2)   they shall immediately enter into an equity transfer agreement with the WFOE and/or its designated entity or individual for transfer of all the Transferred Equity to the WFOE and/or its designated entity or individual at the Transfer Price; and

    (3)   they shall provide the WFOE with necessary support required by the WFOE and in accordance with the laws, regulations and articles of association of the Target Company (including provision and execution of all relevant legal documents, completion of procedures for all required government approvals and registrations, and assumption of all relevant obligations), so as to ensure that the WFOE and/or its designated entity or individual shall obtain all the Transferred Equity free from and clear of any legal defect.

3.7 Together with the execution of this Agreement, the Existing Shareholders shall respectively enter into a Power of Attorney (the "**Power of Attorney**", the form of which is set out in Appendix III hereto), entrusting in writing any person designated by the WFOE (the "**Agent**") to, in accordance with this Agreement, enter into on his or her behalf, any and all necessary legal documents so as to ensure that the WFOE and/or its designated entity or individual shall obtain all the Transferred Equity free from and clear of any legal defect. Such Power of Attorney shall be under the custody of the WFOE and the WFOE may, at any time if necessary, require the Existing Shareholders to enter into multiple copies of the Power of Attorney respectively and submit the same to the relevant governmental authorities. When and only when a written notice is issued by the WFOE to the Existing Shareholders for removal or reappointment of the Agent, the Existing Shareholders shall immediately revoke the entrustment to the existing Agent, and entrust any other person then designated by the WFOE to, in accordance with this Agreement, enter into on his or her behalf any and all of the necessary legal documents. The new Power of Attorney shall supersede the previous one upon execution. Except for the above circumstances, the Existing Shareholders shall not revoke the Power of Attorney issued to the Agent.

Notwithstanding the foregoing, the Existing Shareholders shall promptly perform their respective obligations in accordance with the provisions in Article 3.6(3) for the documents which must be executed by the Existing Shareholders or matters which must be completed by the Existing Shareholders with respect to the exercise by the WFOE of the Transfer Option, as required by the PRC Laws, articles of association or the relevant governmental authorities.

3.8 Each of the Parties hereby acknowledges that in accordance with the terms and conditions set forth in the Equity Pledge Agreement entered into among the

Existing Shareholders and the WFOE on May 11, 2007, each Existing Shareholder has respectively pledged its equity in the Target Company to the WFOE to ensure the performance of the obligations of each Existing Shareholder and the Target Company hereunder.

Article 4   Transfer Price

Upon each Exercise by the WFOE of the Option Equity, the Transfer Price payable by the WFOE or its designated entity or individual to the Existing Shareholders shall be the result obtained by multiplying the ratio of such Option Equity against the Target Company Registered Capital by the total Target Company Registered Capital or other price then agreed by the Parties concerned in writing (the "Calculated Transfer Price"). If there is any statutory requirement on the Transfer Price under the then PRC Laws, the WFOE or its designated entity or individual shall be entitled to adopt the minimum Transfer Price (including no consideration) allowed under the PRC Laws, under which circumstance, the Parties agree to cooperate with each other to execute necessary documents and take necessary actions to consummate the relevant equity transfer transaction.

If the minimum Transfer Price (including no consideration) allowed under the PRC Laws is lower than the said Calculated Transfer Price, the Parties agree to adopt the minimum Transfer Price (including no consideration) allowed under the PRC Laws as the final Transfer Price.

Article 5   Representations and Warranties

5.1   The Existing Shareholders hereby severally and jointly represent and warrant as follows, and such representations and warranties shall remain effective as if they were made upon transfer of the Option Equity:

5.1.1   the Existing Shareholders are PRC citizens with full capacity, they have full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may sue and be sued as independent parties.

5.1.2   the Target Company is a limited liability company duly registered and validly existing under the RPC Laws, with independent corporate legal person status. The Target Company has full and independent legal status and legal capacity to execute, deliver and perform this Agreement and may sue and be sued as an independent party.

5.1.3   the Existing Shareholders have full power and authority to execute and deliver this Agreement and all other documents to be executed by them related to the transaction contemplated herein, and they have the full power and authority to complete the transaction contemplated herein.

5.1.4 this Agreement has been legally and duly executed and delivered by the Existing Shareholders and is legally binding upon and enforceable against them in accordance with the terms herein.

5.1.5 the Existing Shareholders are the registered legal owners of the Option Equity as of the execution of this Agreement, and there is no lien, pledge, claim, other encumbrance or third party right on the Option Equity except for the rights created by this Agreement, the Equity Pledge Agreement among the Existing Shareholders and the WFOE, and the Shareholders' Voting Rights Proxy Agreement among the Existing Shareholders, the WFOE and the Target Company. In accordance with this Agreement, the WFOE and/or its designated entity or individual shall, upon the Exercise, obtain the good title to the Transferred Equity free from and clear of any lien, pledge, claim, other encumbrance or third party right.

5.2 The Target Company hereby represents and warrants as follows:

5.2.1 the Target Company is a limited liability company duly registered and validly existing under the RPC Laws, with independent corporate legal person status. The Target Company has full and independent legal status and legal capacity to execute, deliver and perform this Agreement and may sue and be sued as an independent party.

5.2.2 the Target Company has the full internal corporate power and authority to execute and deliver this Agreement and all other documents to be executed by it related to the transaction contemplated herein, and has the full power and authority to complete the transaction contemplated herein.

5.2.3 this Agreement has been duly and lawfully executed and delivered by the Target Company and is legally binding upon it.

5.2.4 the Existing Shareholders are the registered legal shareholders of the Target Company as of the execution of this Agreement. In accordance with this Agreement, the WFOE and/or its designated entity or individual shall, upon the Exercise, obtain the good title to the Transferred Equity free from and clear of any lien, pledge, claim, other encumbrance and third party right.

5.2.5 except as already disclosures to the WFOE as of the date hereof, the Target Company holds complete Business Permits as necessary for its operations as of the execution of this Agreement, and the Target

Company is fully entitled and qualified to operate within the PRC its internet information services business and internet game products and service business and all other business. Except as already disclosures to the WFOE as of the date hereof, the Target Company has been lawfully engaged in business operation since its incorporation and no violation or potential violation of the regulations and requirements set forth by the administrations of commerce and industry, tax, administrative authority of the industry, quality supervision, labor protection, social security and other governmental departments or any disputes arising from breach of contract have occurred.

Article 6   Undertakings by the Existing Shareholders

The Existing Shareholders hereby respectively undertake as follows:

6.1   Within the valid term of this Agreement, he or she shall take all necessary measures to ensure the timely obtainment by the Target Company of all the Business Permits necessary for its business operation and to enable all such Business Permits to remain valid at all times.

6.2   During the effective term of this Agreement, without the prior written consent by the WFOE:

6.2.1   neither of the Existing Shareholders shall transfer or otherwise dispose of, or create any encumbrance or other third party right on, any Option Equity;

6.2.2   he or she shall not increase or decrease the Target Company Registered Capital or agree to the foregoing;

6.2.3   he or she shall not dispose of, or cause the management of the Target Company to dispose of any of the Target Company Assets (except for those occurring in the ordinary course of business);

6.2.4   he or she shall not terminate, or cause the management of the Target Company to terminate any Material Agreements entered into by the Target Company, or to enter into any other agreement in conflict with the existing Material Agreements;

6.2.5   he or she shall not severally or jointly cause the Target Company to conclude any transaction that may have substantial impact on the assets, liabilities, business operations, shareholding structures, equity interest held in any third party or any other legal rights of the Target Company (except for those occurring in the ordinary or normal course of business or those that have been disclosed to and approved in writing by the WFOE).

6.2.6 he or she shall not appoint or dismiss any director, supervisor or such other management member of the Target Company as should be appointed or dismissed by the Existing Shareholders;

6.2.7 he or she shall not cause or approve the Target Company to declare the distribution of or to actually allocate any distributable profit, bonus or dividend, nor agree to the foregoing distribution or allocation;

6.2.8 he or she shall ensure the valid existence of the Target Company and prevent it from being terminated, liquidated or dissolved;

6.2.9 he or she shall not cause or approve the Target Company to amend the articles of association of the Target Company; and

6.2.10 he or she shall ensure that the Target Company does not lend or borrow any loan, or provide guarantee or other forms of security arrangements, or undertake any material obligations other than in the ordinary course of business.

6.3 Within the effective term of this Agreement, he or she shall use his or her best efforts to develop the business of the Target Company, and ensure its operations are in compliance with laws and regulations, and he or she will not engage in any action or omission which may damage the assets or the goodwill of the Target Company or affect the validity of its Business Permits.

Article 7   Undertakings by the Target Company

7.1 If the consent, permit, waiver, authorization of any third party or the approval, permit, exemption of, or any registration or filing (if legally required) with any government authority is necessary for the execution and performance of this Agreement and the grant of Transfer Option hereunder, the Target Company shall use its best effort to assist the fulfillment of the above conditions.

7.2 Without the prior written consent of the WFOE, the Target Company will not assist or permit the Existing Shareholders to transfer, or otherwise dispose of, or create any encumbrances or third party right on, any Option Equity.

7.3 The Target Company shall not conduct or permit any act or action which may adversely affect the interest of the WFOE hereunder.

Article 8   Confidentiality

8.1   Notwithstanding the termination of this Agreement, the Existing Shareholders shall be obliged to keep confidential the following information (collectively, the "**Confidential Information**"):

(1)   the execution, performance and the contents of this Agreement;

(2)   business secrets, proprietary information and client information in relation to the WFOE known to or received by them in connection with the execution and performance of this Agreement; and

(3)   business secrets, proprietary information and client information in relation to the Target Company known to or received by them in the capacity of shareholders of the Target Company.

The Existing Shareholders may use such Confidential Information only for the performance of their obligations hereunder.   Neither of the Existing Shareholders shall disclose the above Confidential Information to any third party without the written consent of the WFOE; otherwise they shall assume liabilities for breach of contract and indemnify the losses.

8.2   Upon termination of this Agreement, the Existing Shareholders shall, as required by the WFOE, return, destroy or otherwise dispose of all the documents, materials or software containing the Confidential Information and suspend the use of such Confidential Information.

8.3   Notwithstanding any other provisions herein, the effectiveness of this Article shall survive the suspension or termination of this Agreement.

Article 9   Term of Agreement

This Agreement shall become effective as of the date of formal execution by the Parties. With respect to either of the Existing Shareholders, this Agreement shall terminate (within the scope of his or her capacity as a shareholder of the Target Company) after all the Option Equity of the Target Company held by such Existing Shareholder has been legally transferred to the WFOE and/or its designated entity or individual in accordance with the provisions hereof. Notwithstanding the termination of this Agreement with respect to the aforementioned Existing Shareholder, this Agreement shall remain in full force and effect over the other Existing Shareholder and the equity interest of the Target Company held by such Existing Shareholder.

Article 10   Notice

10.1 Any notice, request, demand and other correspondences required by or made in accordance with this Agreement shall be delivered to the relevant Party in writing.

10.2 The above notice or other correspondences shall be deemed to have been delivered upon transmission when it is transmitted by facsimile; or upon hand-over to the receiver when it is delivered in person; or on the fifth (5th) day after posting when it is delivered by mail.

Article 11   Default Liability

11.1 The Parties agree and acknowledge that, if any Party (the "**Defaulting Party**") substantially breaches any of the provisions herein or fails to perform any of the obligations under this Agreement, such breach or failure shall constitute a default under this Agreement (the "**Default**"), the non-defaulting Party (the "**Non-defaulting Party**") is entitled to require the Defaulting Party to rectify such Default or take remedial measures within a reasonable period.   If the Defaulting Party fails to rectify such Default or take remedial measures within such reasonable period or within ten (10) days of receiving the written notice of the Non-defaulting Party thereof requesting rectification, the Non-defaulting Party shall be entitled to decide, at its own discretion: (1) to terminate this Agreement and require the Defaulting Party to indemnify all the damages, or (2) to demand the Defaulting Party to continue the performance of its obligations hereunder and require the Defaulting Party to indemnify all the damages.

11.2 The rights and remedies set out herein shall be cumulative, and shall not preclude any other rights or remedies provided by the law (including but not limited to relevant indemnification, compensation and other remedial measures admitted by law).

11.3 Notwithstanding any other provisions herein, the effectiveness of this Article shall survive the suspension or termination of this Agreement.

Article 12   Miscellaneous

12.1 This Agreement is made in Chinese in four (4) counterparts with each Party hereto retaining one (1) counterpart thereof.

12.2 The execution, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the PRC Laws.

12.3 Any disputes arising hereunder and in connection herewith shall be settled through consultations among the Parties, and where no agreement regarding such disputes can be reached by the Parties within thirty (30) days after their occurrence, such disputes shall be submitted to the China International Economic and Trade Arbitration Commission Shanghai Commission for arbitration in Shanghai in accordance with the arbitration rules thereof, and the arbitration award shall be final and binding on all the Parties.

12.4 Any rights, powers and remedies entitled to any Party by any provision herein shall not preclude any other rights, powers and remedies entitled to such Party in accordance with laws and other provisions under this Agreement, and the exercise of its rights, powers and remedies by a Party shall not preclude exercise of any other rights, powers and remedies by such Party.

12.5 The failure to or delay by a Party in exercise of any of its rights, powers and remedies hereunder or in accordance with the laws (the "**Rights**") shall not constitute a waiver thereof, nor shall any single or partial waiver of the Rights preclude the exercise of the same by such Party in other manner and the exercise of other Rights.

12.6 The headings of each clause herein are for reference only, and shall not be used for or affect the interpretation of the provisions hereof in any case.

12.7 Each provision contained herein shall be severable and independent of any other provisions, and if at any time any provision or provisions herein is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions herein shall not be affected thereby.

12.8 This Agreement, upon its execution, supersedes any other legal documents executed by the Parties with respect to the same subject hereof. Any amendments or supplements to this Agreement shall be made in writing and shall become effective upon due execution by the Parties hereto except for the transfer of its rights and/or obligations hereunder by the WFOE in accordance with Article 12.9.

12.9 The Existing Shareholders or the Target Company shall not assign any of their rights and/or obligations hereunder to any third parties without the prior written consent of the WFOE, and to the extent not contradicting the PRC Laws, the WFOE shall be entitled to assign any of its rights and/or obligations hereunder to any of its designated third parties upon notice to the Existing Shareholders and the Target Company.

12.10 This Agreement shall be binding on the lawful successors of the Parties.

IN WITNESS WHEREOF, the Parties have caused this Exclusive Equity Transfer Option Agreement to be executed as of the date and in the place first set forth above.

LI ZHI GANG (李志钢)

Signature: _____

LI HUI(李辉)

Signature: _____

WFOE

(Company chop)

By: _____
Name:
Position: Authorized Representative

Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司)

(Company chop)

By: _____
Name:
Position: Authorized Representative

Appendix I:

Basic Information of Shanghai EworldChina Information Technologies Co., Ltd.

Company Name: **Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司)**

Registered Address: 1088 South Pudong Road, Suite 1202, Shanghai,

Registered Capital: Renminbi one million Yuan (RMB 1,000,000)

Legal Representative: Li Zhi Gang(李志钢)

Shareholding Structure:

Shareholder's Name	Registered Capital (RMB)	Percentage of Contribution
Li Zhi Gang (李志钢)	RMB800,000	80%
Li Hui (李辉)	RMB200,000	20%
Total	RMB1,000,000	100%

Financial Year: January1 to December 31 of a calendar year

Appendix II:

Form of the Option Exercise Notice

To: [name of an Existing Shareholder]

Reference is made to the Exclusive Equity Transfer Option Agreement dated as of May 11, 2007 (the "**Option Agreement**") by and among you, our company (the "**Company**") and Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司) (the "**Target Company**"), by which you shall, upon request by our company and to the extent as permitted by the PRC laws and regulations, transfer the equity interest owned by you in the Target Company to our company or any third party designated by our company.

Therefore our company hereby issues this Notice to you as follows:

Our company hereby requests the exercise of the Transfer Option under the Option Agreement and that the equity interest you own in the Target Company corresponding to ____% of the equity interest in the Target Company (the "**Proposed Transferred Equity**") be transferred to our company/[name of company/individual] designated by our company. You are required to promptly transfer all the Proposed Transferred Equity to our company/[name of designated company/individual] upon receipt of this notice in accordance with the agreed terms in the Option Agreement.

Best regards,

      WFOE

      (Company chop)

      Authorized Representative: _____

      Date: _____

Appendix III:

Form of the Power of Attorney

I, _____, hereby irrevocably entrust Jin Jiafeng (金嘉峰)(identity card number: 310103197302062418) to sign the equity transfer agreement among Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司), WFOE and myself regarding the transfer of equity interest in Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司), and other related legal documents, each on my behalf with my authorization.


Signature: _____

Date: _____, 2007


<center>[签署页]</center>

兹此为证，本独家转股期权协议由以下各方于文首之日期及地点签署。

李志钢

签署：

李辉

签署：

意界信息技术（上海）有限公司
(盖章)



签署：
姓名：
职务：授权代表

上海志信信息技术有限公司
(盖章)



签署：
姓名：
职务：授权代表